UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vitacost.com, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

92847A20 0

(CUSIP Number)

Great Hill Partners, LLC

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,801
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,801
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,801
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.06%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,545,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,545,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.81%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Partners GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,545,064
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,545,064
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.81%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. GHP III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,545,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,545,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.81%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Equity Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,858,832
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,858,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.72%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Partners GP IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,858,832
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,858,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.72%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. GHP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,858,832
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,858,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.72%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Matthew T. Vettel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,403,896
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,403,896
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,403,896
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.53%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Christopher S. Gaffney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,697
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.58%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. John G. Hayes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,697
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.58%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 30, 2010.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on March 23, 1010, as amended on May 3, 2010 (the “Filing”) by the Reporting Persons relating to the common stock, $0.00001 par value per share (the “Common Stock”), of Vitacost.com, Inc., a Delaware corporation (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

Following submission of the Notice, representatives of the Reporting Persons engaged in certain communications with representatives of the Issuer. After considering their options, the Reporting Persons determined that immediate action is required in order to protect the value of their investment and, accordingly, determined to proceed with a consent solicitation in order to reconstitute a majority of the Board.

On May 11, 2010, the Reporting Persons filed with the Securities and Exchange Commission (the “SEC”) a preliminary consent solicitation statement in connection with their anticipated solicitation of written consents from the stockholders of the Company to consent to the following actions without a meeting of stockholders, as authorized by the General Corporation Law of the State of Delaware:

•	Amend Article IV, Section 4.3 of the Amended and Restated Bylaws of the Company (the “Bylaws”) in order to allow the stockholders to fill any vacancies, however caused, on the Board;

•

Remove, without cause, the following four members of the Board (and any person or persons, other than those elected by the consent solicitation, elected, appointed or designated by the Board to fill any vacancy or newly created directorship on or after May 11, 2010 and prior to the time that any of the actions proposed to be taken by the consent solicitation become effective): Eran Ezra, Stewart L. Gitler, David N. Ilfeld, M.D. and Lawrence A. Pabst, M.D.; and

•

Elect Christopher S. Gaffney, Mark A. Jung, Michael A. Kumin and Jeffrey M. Stibel to serve as directors of the Company until the next annual meeting of stockholders and until their successors are duly elected and qualified.

The Reporting Persons reserve the right to take any other actions that they deem appropriate to protect their rights as stockholders of the Issuer.

THIS AMENDMENT IS NOT A SOLICITATION OF CONSENTS AND THE REPORTING PERSONS ARE NOT HEREBY SOLICITING ANY STOCKHOLDER TO CONSENT TO, OR IN ANY OTHER WAY TAKE ACTION WITH RESPECT TO, ANY OF THE MATTERS DESCRIBED ABOVE OR IN THEIR PRELIMINARY CONSENT SOLICITATION STATEMENT. THE REPORTING PERSONS WILL ONLY OBTAIN CONSENTS PURSUANT TO A DEFINITIVE CONSENT SOLICITATION STATEMENT TO BE FILED WITH THE SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: May 11, 2010

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS IV, L.P.

By: GREAT HILL PARTNERS GP IV, L.P., its General Partner

By: GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP IV, L.P.

By: GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP IV, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

*By:	/s/ Laurie T. Gerber
Name: Laurie T. Gerber Title: Attorney in fact